UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **April 14, 2021**

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**001-32244**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value	IHC	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) if the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On April 14, 2021, Independence Holding Company (NYSE:IHC) ("IHC") and its wholly owned subsidiary Independence Capital Corp. ("(ICC") entered into a Stock Purchase Agreement (the "Purchase Agreement") with Reliance Standard Life Insurance Company ("Reliance Standard") to sell all of the issued and outstanding capital stock of Standard Security Life Insurance Company of New York, an insurance company domiciled in the State of New York and wholly owned subsidiary of ICC ("Standard Security"), for an aggregate purchase price of $180 million in cash. In addition, in accordance with the Purchase Agreement, at closing, Standard Security will make a dividend to ICC in an amount equal to the excess of the aggregate statutory capital and surplus of Standard Security as of the closing date over $53 million. Standard Security had statutory capital and surplus of $64.6 million at December 31, 2020. The closing of the transaction, the closing dividend and certain other items are subject to customary closing conditions including applicable regulatory approvals, one of which is the approval of the New York State Department of Financial Services.

Item 7.01.   Regulation FD Disclosure.

On April 15, 2021, IHC issued a news release announcing an agreement to sell Standard Security Life Insurance Company of New York to Reliance Standard Life Insurance Company, a copy of which is attached as Exhibit 99.1.

Item 9.01.   Financial Statements and Exhibits.

(d)   <u>Exhibits</u>

   <u>99.1   Press Release</u>

Forward-looking Statements

   Certain statements and information contained in this Current Report on Form 8-K may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

Date: April 15, 2021

By: */s/ Teresa A. Herbert*

Name: Teresa A. Herbert
Title: Senior Vice President
and Chief Financial Officer

EXHIBIT 99.1

INDEPENDENCE HOLDING COMPANY   **CONTACT: Loan Nisser**
96 CUMMINGS POINT ROAD   **(203) 358-8000**
STAMFORD, CONNECTICUT 06902   **www.IHCGroup.com**
NYSE: IHC

NEWS RELEASE

IHC ANNOUNCES AGREEMENT TO SELL STANDARD SECURITY LIFE INSURANCE COMPANY OF NEW YORK TO RELIANCE STANDARD

Stamford, Connecticut, April 15, 2021. Independence Holding Company (NYSE: IHC) today reported its agreement to sell Standard Security Life Insurance Company of New York to Reliance Standard Life Insurance Company, a member of the Tokio Marine Group.

On April 14, 2021, Independence Holding Company (NYSE:IHC) ("IHC") and its wholly owned subsidiary Independence Capital Corp. ("ICC") entered into a Stock Purchase Agreement (the "Purchase Agreement") with Reliance Standard Life Insurance Company ("Reliance Standard") to sell all of the issued and outstanding capital stock of Standard Security Life Insurance Company of New York, an insurance company domiciled in the State of New York and wholly owned subsidiary of ICC ("Standard Security"), for an aggregate purchase price of $180 million in cash. In addition, in accordance with the Purchase Agreement, at closing, Standard Security will make a dividend to ICC in an amount equal to the excess of the aggregate statutory capital and surplus of Standard Security as of the closing date over $53 million. Standard Security had statutory capital and surplus of $64.6 million at December 31, 2020. The closing of the transaction, the closing dividend and certain other items are subject to customary closing conditions including applicable regulatory approvals, one of which is the approval of the New York State Department of Financial Services.

Raymond James & Associates acted as financial advisor to IHC and both Dentons and Clifford Chance provided external legal counsel in connection with this transaction.

About Independence Holding Company

Through our subsidiaries, Independence Holding Company (NYSE: IHC) underwrites and distributes health, group disability and life, New York State DBL and paid family leave, and pet insurance. IHC underwrites policies in all 50 states, Washington D.C., Puerto Rico and the U.S. Virgin Islands through our three carriers: Independence American Insurance Company, Standard Life Insurance Company of New York and Madison National Life Insurance Company, Inc. We also distribute products nationally through multiple channels, including our agencies, call centers, advisors, direct and affinity relationships, Web Broker, and web properties, including www.healthedeals.com; www.healthinsurance.org; www.medicareresources.org; www.petplace.com; and www.mypetinsurance.com. To learn more visit https://ihcgroup.com.

Forward-looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.